BB 3/17 AC 3/30

06005358

RECEIVED MAR 01 2006 MAIL PROCESSING SECTION WASH. D.C. 192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Juniper Advisory L.P.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 1350
(No. and Street)

Houston	**Texas**	**77019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Davis CFO — **713-335-4735**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

333 Clay Street, Suite 2300	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Richard K. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Juniper Advisory L.P. (the "Partnership") for the years ended December 31, 2005 and 2004, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard Gordon 2/28/06

Signature Date

Managing Director

Title

Laura L. Giroir

Notary Public

LAURA L. GIROIR
Notary Public, State of Texas
My Commission Expires
February 13, 2008

Juniper Advisory L.P.

Statements of Financial Condition as of December 31, 2005 and 2004, Independent Auditors' Report and Supplemental Report on Internal Control

SEC ID# 8-65720

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

JUNIPER ADVISORY L.P.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Juniper Advisory L.P.:

We have audited the accompanying statements of financial condition of Juniper Advisory L.P. (the "Partnership") as of December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2006

JUNIPER ADVISORY L.P.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CASH AND CASH EQUIVALENTS	$2,382,232	$1,917,154
RECEIVABLE FROM CUSTOMER		962,462
FIXED ASSETS, Net of accumulated depreciation of $8,573 and $5,266, in 2005 and 2004, respectively	77,822	17,885
OTHER ASSETS	32,092	2,558
TOTAL	$2,492,146	$2,900,059
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES—Accrued expenses and other liabilities	$ 36,366	$ 401,245
PARTNERS' CAPITAL:		
General Partner	2,459	2,502
Limited Partner	2,453,321	2,496,312
Total partners' capital	2,455,780	2,498,814
TOTAL	$2,492,146	$2,900,059

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Juniper Advisory L.P., (the "Partnership") was formed on December 9, 2002, under the laws of the State of Delaware. During May 2003, the Partnership became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership's general partner is HSF Capital G.P. LLC and the sole limited partner is Richard K. Gordon.

The Partnership performs financial and strategic advisory services and earns fees upon successful completion of client transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those related to bonus accruals, that affect the reported amounts and the disclosure of contingencies in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments with an original maturity of three months or less when purchased.

Fixed Assets—Office furniture and equipment are carried at cost less accumulated depreciation. Depreciation of office furniture and equipment is calculated on a straight-line basis using and estimated useful life of seven years.

Income Taxes—In accordance with federal and state income tax codes and regulations, the Partnership is treated as an entity that is disregarded for federal and state income tax purposes. Accordingly, federal and state income taxes are determined at the owner level and no provision or liability for federal or state income taxes is reflected in the accompanying financial statements.

3. PARTNERS' CAPITAL

Profits and losses of the Partnership are allocated to the partners pro rata based on Partnership capital contributions.

4. ADVISORY FEES

The Partnership earns advisory fees which are accrued and which are receivable upon successful completion of client transactions.

5. RELATED PARTY TRANSACTIONS

Beginning January 1, 2004, an expense sharing agreement became effective whereby all expenses related to both the Partnership and Juniper Capital L.P., an entity 50% beneficially owned by Richard K. Gordon, would be allocated to both entities, and all expenses directly attributable to the Partnership would be the responsibility of the Partnership. For the years ended December 31, 2005 and 2004, $8,500 and $8,400, respectively, were allocated and paid by the Partnership related to rent expense.

6. NET CAPITAL REQUIREMENT

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Partnership uses the Aggregate Indebtedness Method permitted by Rule 15c3-1, which requires the Partnership to maintain net capital equal to the greater of $5,000 or 6 2/3% of total aggregate indebtedness, as defined. As of December 31, 2005, the Partnership's net capital of $2,306,747 exceeded the minimum requirement of $5,000. As of December 31, 2004, the Partnership's net capital of $1,480,438 exceeded the minimum requirement of $26,750. The Company's ratio of aggregate indebtedness to net capital was .0158 to 1 and 0.27 to 1 at December 31, 2005 and 2004, respectively.

* * * * * *

SUPPLEMENTAL INFORMATION

Deloitte.

Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 24, 2006

Juniper Advisory L.P.
2727 Allen Parkway
Houston, Texas

In planning and performing our audit of the financial statements of Juniper Advisory L.P., (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP